Exhibit 99.1

Bright Scholar to Hold 2019 Annual General Meeting on June 25, 2019

FOSHAN, April 25, 2019 (PR Newswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, today announced that it would hold its 2019 annual general meeting of shareholders at No.1, Country Garden Road, Beijiao Town, Shunde District, Foshan, Guangdong 528300, The People’s Republic of China on June 25, 2019 at 10:00 a.m. (local time). The proposal to be submitted for shareholders’ approval at the annual general meeting is the re-election of Mr. Ronald J. Packard as an independent director of the board of directors of the Company (the “Board”) and a member of the audit committee of the Board. The Board has fixed May 16, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the annual general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the annual general meeting and any adjournment or postponement thereof in person.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 28, 2019, Bright Scholar operated 69 schools covering the breadth of K-12 academic needs of its students across nine provinces in China and one overseas school. In the first six months of the 2019 school year ended February 28, 2019, Bright Scholar had an average of 42,035 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507